SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                              HAIN FOOD GROUP, INC.
                              _____________________
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         _______________________________
                         (Title of Class of Securities)


                                    405219106
                                 ______________
                                 (CUSIP Number)

                                 March 31, 2000
                      (Date of Event which Requires Filing
                               of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). Continued on the following page(s)

                               Page 1 of 17 pages
                             Exhibit Index: Page 13

                                  SCHEDULE 13G


CUSIP No. 405219106                                           Page 2 of 17 Pages


1                Name of Reporting Person
                 I.R.S. Identification No. of Above Persons (ENTITIES ONLY)


                          White Rock Capital Partners, L.P.

2                Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3                SEC Use Only

4                Citizenship or Place of Organization

                           TEXAS

                                         5       Sole Voting Power
            Number of                            394,500
              Shares
           Beneficially                  6       Shared Voting Power
             Owned By                            0
               Each
            Reporting                    7       Sole Dispositive Power
              Person                             394,500
               With
                                         8       Shared Dispositive Power
                                                 0

9                Aggregate Amount of Beneficially Owned by Each Reporting Person

                                       394,500


10               Check Box If the Aggregate Amount in Row (9) Excludes Certain
                 Shares*


                                          [ X ]


11               Percent of Class Represented By Amount in Row (9)


                              2.17%

12               Type of Reporting Person*

                              PN; IV


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 405219106                                           Page 3 of 17 Pages



1                Name of Reporting Person
                 I.R.S. Identification No. of Above Persons (ENTITIES ONLY)


                          White Rock Capital Management, L.P.

2                Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3                SEC Use Only

4                Citizenship or Place of Organization

                           TEXAS

                                         5       Sole Voting Power
            Number of                            23,000
              Shares
           Beneficially                  6       Shared Voting Power
             Owned By                            1,755,100
               Each
            Reporting                    7       Sole Dispositive Power
              Person                             23,000
               With
                                         8       Shared Dispositive Power
                                                 1,755,100

9                Aggregate Amount of Beneficially Owned by Each Reporting Person

                                       1,778,100


10               Check Box If the Aggregate Amount in Row (9) Excludes Certain
                 Shares*


                                          [ X ]


11               Percent of Class Represented By Amount in Row (9)


                              9.79%

12               Type of Reporting Person*

                              PN; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 405219106                                           Page 4 of 17 Pages




1                Name of Reporting Person
                 I.R.S. Identification No. of Above Persons (ENTITIES ONLY)


                          White Rock Capital, Inc.


2                Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3                SEC Use Only

4                Citizenship or Place of Organization

                           TEXAS

                                         5       Sole Voting Power
            Number of                            0
              Shares
           Beneficially                  6       Shared Voting Power
             Owned By                            1,778,100
               Each
            Reporting                    7       Sole Dispositive Power
              Person                             0
               With
                                         8       Shared Dispositive Power
                                                 1,778,100

 9               Aggregate Amount of Beneficially Owned by Each Reporting Person

                                                1,778,100


10               Check Box If the Aggregate Amount in Row (9) Excludes Certain
                 Shares*


                                            [X]


11               Percent of Class Represented By Amount in Row (9)


                              9.79%

12               Type of Reporting Person*

                              CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


CUSIP No. 405219106                                           Page 5 of 17 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (ENTITIES ONLY)

                  THOMAS U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                                    5       Sole Voting Power
  Number of                                       30,000
   Shares
Beneficially                        6       Shared Voting Power
  Owned By                                        1,778,100
    Each
  Reporting                         7       Sole Dispositive Power
   Person                                         30,000
    With
                                    8       Shared Dispositive Power
                                                  1,778,100

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,808,100

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                           9.94%

12       Type of Reporting Person*

                  IN; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G


CUSIP No. 405219106                                           Page 6 of 17 Pages





1        Name of Reporting Person
         I.R.S. Identification No. of Above Person (ENTITIES ONLY)

                  JOSEPH U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                                    5       Sole Voting Power
Number of                                            25,000
   Shares
Beneficially                        6       Shared Voting Power
  Owned By                                           1,778,100
    Each
  Reporting                         7       Sole Dispositive Power
   Person                                            25,000
    With
                                    8       Shared Dispositive Power
                                                     1,778,100

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,803,100

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                           9.93%

12       Type of Reporting Person*

                  IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 17 Pages



                  The Shares  reported  herein  were  previously  reported  on a
Schedule 13D, the last amendment of which was filed on March 22, 2000. There has been no change in the beneficial ownership of the Reporting Persons (as defined below) since the filing of such amendment.

Item 1(a).        Name of Issuer:

                  Hain Food Group, Inc. (the "Issuer").

Item 1(b).        Address of the Issuer's Principal Executive Offices:

                  50 Charles Lindbergh Boulevard, Uniondale, NY 11553.

Item 2(a)         Address of the Issuer's Principal Executive Offices:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"),

                  (ii) White Rock Capital Management, L.P., a Texas limited partnership ("White Rock Management"),

                  (iii)     White  Rock  Capital,   Inc.,  a  Texas  corporation
                            ("White Rock, Inc."),

                  (iv)      Thomas U. Barton and

                  (v)       Joseph U. Barton.

                  This Statement relates to Shares that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"). This Statement also relates to Shares held for the accounts of White Rock Partners, White Rock Management, Thomas U. Barton and Joseph U. Barton. The general partner of White Rock Partners is White Rock Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc.


Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)         Citizenship:

                  (i)       White Rock Partners is a Texas limited partnership;

                  (ii)      White   Rock   Management   is   a   Texas   limited
                            partnership;

                  (iii)     White Rock, Inc. is a Texas corporation;

                  (iv)      Thomas U. Barton is a United States citizen; and

                                                              Page 8 of 17 Pages


                  (v)       Joseph U. Barton is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  405219106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of March 31, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:


                  (i)       White  Rock   Partners  may  be  deemed  to  be  the
beneficial owner of the 394,500 Shares held for its account.

                  (ii) White Rock Management may be deemed the beneficial owner of 1,778,100 Shares. This number consists of (1) 1,360,600 Shares held for the accounts of the White Rock Clients, (2) 394,500 Shares held for the account of White Rock Partners and (3) 23,000 Shares held for its account.

                  (iii) White Rock Inc. may be deemed the beneficial owner of 1,778,100 Shares. This number consists of (1) 1,360,600 Shares held for the accounts of the White Rock Clients, (2) 394,500 Shares held for the account of White Rock Partners and (3) 23,000 Shares held for the account of White Rock Management.

                  (iv) Thomas U. Barton may be deemed the beneficial owner of 1,808,100 Shares. This number consists of (1) 1,360,600 Shares held for the accounts of White Rock Clients, (2) 394,500 Shares held for the account of White Rock Partners, (3) 23,000 Shares held for the account of White Rock Management and (4) 30,000 Shares issuable upon exercise of the options held for his account.

                  (v) Joseph U. Barton may be deemed the beneficial owner of 1,803,100 Shares. This number consists of (1) 1,360,000 Shares held for the accounts of White Rock Clients, (2) 394,500 Shares held for the account of White Rock Partners, (3) 23,000 Shares held for the account of White Rock Management and (4) 25,000 Shares held for his personal account.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which White Rock Partners may be deemed to be the beneficial owner constitutes approximately 2.17% of the total number of Shares outstanding.

                                                              Page 9 of 17 Pages

                  (ii) The number of Shares of which each of White Rock, Inc. and White Rock Management may be deemed to be the beneficial owner constitutes approximately 9.79% of the total number of Shares outstanding.

                  (iii) The number of Shares of which Thomas U. Barton may be deemed to be the beneficial owner constitutes approximately 9.94% of the total number of Shares outstanding assuming the exercise of the options currently held for his account.

                  (iv) The number of Shares of which Joseph U. Barton may be deemed to be the beneficial owner constitutes approximately 9.93% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

     White Rock Partners
     -------------------

     (i)   Sole power to vote or to direct the vote:                     394,500

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        394,500

     (iv)  Shared power to dispose or to direct the disposition of:            0

     White Rock Management
     ---------------------

     (i)   Sole power to vote or to direct the vote:                      23,000

     (ii)  Shared power to vote or to direct the vote:                 1,755,100

     (iii) Sole power to dispose or to direct the disposition of:         23,000

     (iv)  Shared power to dispose or to direct the disposition of:    1,755,100

     White Rock, Inc.
     ----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 1,778,100

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    1,778,100

     Thomas U. Barton
     ----------------

     (i)   Sole power to vote or to direct the vote:                      30,000

     (ii)  Shared power to vote or to direct the vote:                 1,778,100

     (iii) Sole power to dispose or to direct the disposition of:         30,000

     (iv)  Shared power to dispose or to direct the disposition of:    1,778,100

                                                             Page 10 of 17 Pages



     Joseph U. Barton
     ----------------

     (i)   Sole power to vote or to direct the vote:                      25,000

     (ii)  Shared power to vote or to direct the vote:                 1,778,100

     (iii) Sole power to dispose or to direct the disposition of:         25,000

     (iv)  Shared power to dispose or to direct the disposition of:    1,778,100

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.


item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The partners of White Rock Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                  (ii) The shareholders or partners of each of the White Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                  (iii) The partners of White Rock Management have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Management in accordance with their partnership interests in White Rock Management.

                  (iv) Thomas U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for his account.

                  (v) Joseph U. Barton has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for his personal account.

                  White Rock Partners expressly disclaims beneficial ownership of any Shares held for the accounts of the White Rock Clients, White Rock Management, Thomas U. Barton and Joseph U. Barton. White Rock Clients expressly disclaims beneficial ownership of any Shares held for the accounts of the White Rock Partners, White Rock Management, Thomas U. Barton and Joseph U. Barton. White Rock Management expressly disclaims beneficial ownership of any Shares held for the account of Thomas U. Barton and Joseph U. Barton.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                          This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                          This Item 8 is not applicable.

                                                             Page 11 of 17 Pages


Item 9.           Notice of Dissolution of Group:

                          This Item 9 is not applicable.

Item 10.          Certification:

         By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 12 of 17 Pages



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 31, 2000                  WHITE ROCK CAPITAL PARTNERS, L.P.

                                       By:   White Rock Capital Management, L.P.
                                             Its General Partner

                                             By:      White Rock Capital, Inc.
                                                      Its General Partner

                                                      By:   /S/ PAULA STOREY
                                                            --------------------
                                                            Paula Storey
                                                            Attorney-in-Fact

Date:  March 31, 2000                  WHITE ROCK CAPITAL MANAGEMENT, L.P.

                                       By:   White Rock Capital, Inc.
                                             Its General Partner

                                             By:      /S/ PAULA STOREY
                                                      --------------------------
                                                      Paula Storey
                                                      Attorney-in-Fact

Date:  March 31, 2000                  WHITE ROCK CAPITAL, INC.


                                       By:      /S/ PAULA STOREY
                                                --------------------------------
                                                Paula Storey
                                                Attorney-in-Fact


Date:  March 31, 2000                  THOMAS U. BARTON


                                       By:      /S/ PAULA STOREY
                                                --------------------------------
                                                Paula Storey
                                                Attorney-in-Fact

Date:  March 31, 2000                  JOSEPH U. BARTON


                                       By:      /S/ PAULA STOREY
                                                --------------------------------
                                                Paula Storey
                                                Attorney-in-Fact

                                                             Page 13 of 17 Pages



                                  EXHIBIT INDEX
                                                                        Page No.
                                                                        --------


A.       Joint Filing Agreement dated March 31, 2000 by and among
         White Rock Capital  Partners,  L.P.,  White Rock Capital
         Management,  L.P., White Rock Capital,  Inc.,  Thomas U.
         Barton and Joseph U. Barton.............................             14


B.       Power of Attorney  dated January 31, 2000 granted by Mr.
         Thomas U. Barton in favor of Paula Storey...............             15

C.       Power of Attorney  dated January 31, 2000 granted by Mr.
         Joseph U. Barton in favor of Paula Storey...............             16

D.       Power of Attorney  dated  January  31,  2000  granted by
         White Rock Capital, Inc., in favor of Paula Storey......             17